WISCONSIN RIVER POWER COMPANY AND SUBSIDIARY

WISCONSIN RAPIDS, WISCONSIN

STATEMENTS OF NET INCOME AND RETAINED EARNINGS

FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2000
Operating Revenues
Electric utility revenues	$ 5,175,134.00
Water utility revenues	146,938.81
Total Operating Revenues	5,322,072.81

Operating Expenses
Operation	543,711.52
Maintenance	514,081.57
Other operating expenses	1,094,649.40
Depreciation	351,992.28
Taxes other than income	764,357.72
Total Operating Expenses	3,268,792.49

Operating Income	2,053,280.32

Other Income and (Deductions)	341,614.10

Income Before Interest Expense	2,394,894.42

Interest Expense	10,971.20

Income Before Income Taxes	2,383,923.22
Income Taxes	800,417.00

Net Income	$1,583,506.22

STATEMENT OF RETAINED EARNINGS

Retained Earnings, January 1	$6,412,361.32

Net Income - 2000	1,583,506.22
Less: Cash dividends	2,995,200.00

Retained Earnings, December 31	$5,000,667.54